UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated April 16, 2025 announcing the registrant's decision to appoint Güney Bağımsız Denetim ve SMMM A.Ş. as the independent audit firm.

Istanbul, April 16, 2025

Announcement Regarding Determination of Independent Audit Company

Our Company's Board of Directors has resolved to appoint Güney Bağımsız Denetim ve SMMM A.Ş. as the independent audit firm for the audit of our Company's accounts and operations for the year 2025 in accordance with Capital Markets Law, the Turkish Commercial Code, and related legislations, and also for the mandatory sustainability assurance audit of the sustainability reports to be prepared in accordance with the Turkish Sustainability Reporting Standards, pursuant to the Assurance Audit Standards published by the Public Oversight, Accounting and Auditing Standards Authority. This appointment will be submitted for the approval of our shareholders at the Ordinary General Assembly Meeting to be held on May 15, 2025.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 16, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 16, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer